July 12, 2019

VIA EDGAR

Keith Gregory
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: FORUM FUNDS
The BeeHive Fund (the “Fund")
(File Nos. 811-03023 and 002-67052)

Dear Mr. Gregory:

On June 21, 2019, Forum Funds (“Registrant”) filed a preliminary proxy statement on Schedule 14A (“Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which was amended and re-filed on June 27, 2019. Below is a summary of the comments provided by the SEC staff (“Staff”) via telephone on Monday, July 1, 2019, and the Registrant’s responses to the comments. Terms not defined herein have the same meaning as in the Proxy Statement.

COMMENTS TO THE PRELIMINARY PROXY STATEMENT

Comment 1: Please update and complete all missing information, including information in brackets.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, Registrant has inserted each of the following data points:
a.	The toll-free telephone number on the Notice cover page;
b.	The website where the Notice and the Proxy Statement are available on the Internet;
c.	The number of Fund shares outstanding as of the Record Date; and
d.	The percentage of Fund assets owned by Mr. William G. Spears, as of the Record Date.
Comment 2: If the Original Agreement and New Agreement will be materially the same, disclose that fact in the relevant paragraph of the Notice cover page.  If they will not be materially the same, briefly describe how they differ.
Response: Registrant has revised the fourth paragraph of the Notice cover page as follows:
~~At a meeting held on June 13, 2019, t~~ The Board also unanimously approved, subject to approval by shareholders, the New Agreement between the Trust, on behalf of the Fund, and SAA.  The terms of the New Agreement and services to be provided thereunder are materially the same as those provided under the Original Agreement.  SAA is an SEC-registered investment adviser owned by certain employees of SAA and related entities.  Under the New Agreement, James E. Breece, CFA, and Paul F. Pfeiffer, who have acted as the portfolio managers of the Fund since 2013, will continue to manage the Fund in the same manner and at the same advisory fee rates payable under the Original Agreement.  The Board recommends that you vote “FOR” the approval of the New Agreement.
Comment 3: In the first “Q&A” in the section entitled “Information to Help You Understand and Vote on the Proposals,” please define June 28, 2019 as the record date.
Response: Registrant has revised the first Q&A as follows:

Q: Why am I receiving these materials?

A:
You are receiving these materials because on June 28, 2019 (the “Record Date”), you owned shares of The BeeHive Fund (the “Fund”).  As a shareholder, you have a right to vote on the proposal to approve a new investment advisory agreement for the Fund (the “Proposal”).

Comment 4: In the second “Q&A” in the section entitled “Information to Help You Understand and Vote on the Proposals,” please clarify whether the former control person was a natural person or a corporation. If a natural person, please clarify that person’s relationship with the adviser, including the position with the adviser and the percentage of the amount of the controlling interest held in the adviser. Please also clarify the number of successor controlling employees of the adviser, their positions with the adviser, and their percentage ownership interests held in the adviser after the close of the Transaction, if 10% or more. See Item 22(c)(4) of Schedule 14A.

Response: Registrant has revised the second Q&A as follows:

Q: Why am I being asked to vote on the Proposal?

A:
Shareholder approval of the Proposal is being requested in connection with a change in control of Spears Abacus Advisors LLC (“SAA”), the Fund’s investment adviser.  William G. Spears, Chairman and Chief Executive Officer of SAA, owned a controlling interest in SAA.  On or about July 1, 2019, ~~a person holding a controlling interest in the voting securities of Spears Abacus Advisors LLC (“SAA”)~~ Mr. Spears transferred a portion of his ownership interests in SAA representing approximately 30% of SAA’s outstanding voting securities ~~a controlling interest in SAA~~ to certain other employees of SAA (the “Transaction”).  The Transaction resulted in each of Messrs. James E. Breece, Robert P. Morgenthau, and John V. Raggio, each a Principal, Manager, and Member of SAA, individually owning more than 10% (but less than 25%) and Mr. Spears owning more than 5% (but less than 10%) of the outstanding voting securities of SAA. The Transaction caused a change in control of SAA within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”), and the change in control of SAA ~~that would~~ resulted in the assignment and automatic termination of the original investment advisory agreement between SAA and the Trust, on behalf of the Fund (the “Original Agreement”). Because the 1940 Act requires that shareholders of the Fund approve any new investment advisory agreement for the Fund, you are being asked to vote on the proposed new agreement.

~~In anticipation of the change in control, and t~~ To provide for continuity of management, the Board of Trustees (the “Board”) of Forum Funds (the “Trust”) terminated the Original Agreement, effective at the close of business on June 30, 2019, and reappointed SAA as the Fund’s investment adviser pursuant to an Interim Investment Advisory Agreement between the Trust, on behalf of the Fund, and SAA (the “Interim Agreement”).  The ~~Interim Agreement will remain in effect until the earlier of (i) 150 days from July 1, 2019 and (ii) the date that the Fund’s shareholders approve the New Agreement.  At a meeting held on June 13, 2019, the~~ Board unanimously approved a new investment advisory agreement between the Trust, on behalf of the Fund, and SAA (the “New Agreement”), subject to approval by the Fund’s shareholders.  ~~Pursuant to applicable law, shareholders of the Fund must approve the New Agreement for it to become effective.~~  To ensure that SAA can continue to provide your Fund with the same investment management services, ~~following the expiration of the Interim Agreement, without interruption, we are seeking~~ your approval of the New Agreement is now requested.
Comment 5: In the fourth “Q&A” in the section entitled, “Information to Help You Understand and Vote on the Proposals,” please consider including a disclosure addressing whether the Fund will be managed in the same way as prior to the approval of the New Agreement.
Response: Registrant has revised the fourth Q&A as follows:

Q: Will the Portfolio Manager change as a result of the New Agreement?
A:
No.  The investment personnel at SAA will be the same investment personnel that managed the Fund before the change in control.  Employees of SAA have managed the Fund since its inception on September 2, 2008.  SAA has advised the Board that there will be no change in the Fund’s portfolio managers as a result of the Transaction and the Fund will be managed in the same way as prior to the approval of the New Agreement.

Comment 6: In the eighth “Q&A” in the section entitled, “Information to Help You Understand and Vote on the Proposals,” please clarify what is meant by the phrase “making other advisory arrangements…”
Response: Registrant has deleted the phrase from the disclosure for clarity.
Comment 7: In the proxy statement, in the second paragraph in the section entitled, “Introduction,” please briefly discuss how improperly marked proxies (other than unmarked proxies) would be voted, e.g., illegible marks or marks for both choices.

Response: Registrant has revised the relevant portion of the disclosure as follows:

Shares may be voted in person or by proxy. One-third of the outstanding shares of the Fund as of the Record Date present in person or by proxy will constitute a quorum for the transaction of business at the Special Meeting.  All properly executed proxies received on or before August 30, 2019, will be counted at the Special Meeting and any postponement or adjournment thereof in accordance with the instructions marked thereon or otherwise provided therein.  Proxies that are returned improperly marked, illegible, or submitted without specification will be voted in accordance with the Board’s recommendation, which is “FOR” the Proposal.  Proxies received after ~~that date~~ August 30, 2019, will be counted only if the Special Meeting is postponed or adjourned.

Comment 8: In the proxy statement, in each of the sub-sections entitled “Background Information,” “The Interim Agreement,” and “The New Agreement,” please clarify the rate of the adviser’s compensation under the terms of each agreement, including the specific terms of any fee waivers or recoupment arrangements. See Item 22(c)(1)(ii) of Schedule 14A.

Response: Registrant has revised the disclosures consistent with the Staff’s comment.  Specifically, Registrant confirms that the explanations of the Original Agreement, Interim Agreement, and New Agreement have been updated in the sub-sections entitled “Background Information,” “The Interim Agreement,” and “The New Agreement,” respectively, to include descriptions of the applicable advisory fee rates and fee waiver/recoupment arrangements.

Comment 9: In the proxy statement, in the sub-section entitled “Background Information,” please describe the Transaction in greater detail. For example, per the Staff’s prior comment, and consistent with Item 22(c)(1)(vi), please specify the ownership interests in the adviser of the former and new controlling shareholders.  Clarify how the controlling owner’s interests were transferred and the amount of consideration, if any.

Please disclose the name and addresses of any person who will own 10% or more of the outstanding voting securities of the adviser, post-Transaction, in accordance with Item 22(c)(4).

If any director of the Fund has any direct or indirect interests in any material transactions with the adviser, such as the Transaction, please provide the disclosure required by Item 22(c)(6).

Response: Registrant has revised the fourth and fifth paragraphs in the section entitled “Background Information,” as follows:

Until July 1, 2019, William G. Spears, Chairman and Chief Executive Officer of SAA, owned a controlling interest in SAA.  On or about July 1, 2019, ~~SAA advised the Board that a person holding a controlling interest in the voting securities of SAA would transfer a controlling interest in SAA~~ Mr. Spears transferred a portion of his ownership interests in SAA representing approximately 30% of SAA’s outstanding voting securities to certain other employees of SAA in exchange for their contribution as long-term employees of SAA (the “Transaction”).  The Transaction closed effective at the close of business on June 30, 2019 and ~~as a result~~ resulted in each of Messrs. James E. Breece, Robert P. Morgenthau, and John V. Raggio, each a Principal, Manager, and Member of SAA, individually owning more than 10% (but less than 25%) and Mr. Spears owning more than 5% (but less than 10%) of the outstanding voting securities of SAA. The Transaction resulted in a change in control of SAA and ~~was expected to undergo a change of control that would result in~~ the assignment and automatic termination of the Original Agreement.
Applicable law permits a fund to enter into an interim advisory agreement with an adviser to manage a fund in the event of a change of control. An interim agreement may remain in place for up to 150 days so that a fund may receive investment advisory services without interruption while its solicits shareholder approval of a new investment advisory agreement.  In anticipation of the change in control, and to provide for continuity of management, the Board terminated the Original Agreement, effective at the close of business on June 30, 2019, and reappointed SAA as the Fund’s investment adviser pursuant to an Interim Investment Advisory Agreement between the Trust, on behalf of the Fund, and SAA (the “Interim Agreement”), effective immediately upon the termination of the Original Agreement.  The Interim Agreement will remain in effect until the earlier of (i) 150 days from July 1, 2019 and (ii) the date that the Fund’s shareholders approve a new investment advisory agreement for the Fund.
The Registrant respectfully declines to include the addresses of the persons who will own 10% or more of the outstanding voting securities of SAA, post-Transaction, because SAA is a limited liability company, not a corporation, and therefore, Item 22(c)(4) is inapplicable.  No director of the Fund has any direct or indirect interests in any material transactions with the adviser, including the Transaction.

Comment 10: Please provide an analysis of the Transaction under section 15(f) of the 1940 Act, including required representations.

Response: Registrant respectfully submits that Section 15(f)(1) of the 1940 Act is not applicable to the Transaction.  Section 15(f)(1) provides a non-exclusive safe harbor for investment advisers that was adopted in response to a court case relating to an adviser’s fiduciary duty in connection with the transfer of an advisory contract to another adviser for profit.  Analogous facts are not present here.  The Registrant notes that the Transaction involved the transfer by Mr. Spears, the Chairman and Chief Executive Officer of SAA, of a portion of his ownership interest in SAA representing approximately 30% of SAA’s outstanding voting securities to certain other employees of SAA in exchange for their contribution as long-term employees of SAA. The Registrant respectfully submits that, therefore, Mr. Spears did not realize a profit or otherwise receive the type of benefit contemplated by Section 15(f)(1) in connection with the Transaction.  Although SAA has not expressly undertaken to satisfy the conditions of Section 15(f)(1), the Registrant notes that, consistent with Section 15(f)(1)(A), at least 75% of the Fund’s board of trustees consists of independent trustees and, further, in light of the advisory fee and waiver arrangements described in the proxy, there is no reason to expect that an “unfair burden” within the meaning of Section 15(f)(1)(B) will be imposed on the Fund.

Comment 11:  In the sub-section entitled “The New Agreement,” please note at the beginning of the second full paragraph, if accurate, that each of the referenced conditions was the same under the Original Agreement.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 12: The proxy statement must include a full description of all of the material terms of the New Agreement. Accordingly, please revise the disclosure to delete the phrase “qualified in its entirety” in the reference to the form of New Agreement attached in Exhibit A.

Please also supplementally confirm to the Staff that the proxy disclosure describes the material terms of the New Agreement and, if not, please revise the proxy statement as appropriate.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

In addition, Registrant confirms that the proxy disclosure describes the material terms of the New Agreement, which are set forth in the sub-section entitled, “The New Agreement” on pages 4 and 5 of the proxy statement.

Comment 13: In the sub-paragraph entitled, “What happens if shareholders do not approve the Proposal?” please specify the actions that the Board might take if the Proposal is not approved.

Response: Registrant has revised the paragraph as follows:

What happens if shareholders do not approve the Proposal?
If shareholders do not approve the New Agreement at the Special Meeting, the Special Meeting will be adjourned to permit further solicitation of proxies with respect to the Proposal.  Thereafter, if shareholders do not approve the New Agreement within 150 days of the effective date of the Interim Agreement (i.e., July 1, 2019), the Board will take such action as it deems to be in the best interests of the Fund’s shareholders, which may include resubmitting the New Agreement to the shareholders of the Fund or liquidating the Fund.
Comment 14: In the section entitled, “Information About Spears Abacus Advisors LLC,” please disclose the names and addresses of all parents of the adviser and show the basis of control of the adviser and each parent by its immediate parent. See Item 22(c)(3) of Schedule 14A.  Also, if not previously disclosed, please clarify the number of successor controlling employees of the adviser, their positions with the adviser, and their percentage ownership interests held in the adviser after the close of the Transaction, if 10% or more. See Item 22(c)(4) of Schedule 14A.

Response: Item 22(c)(4) of Schedule 14A is not applicable to SAA. Registrant has included the following table and attendant disclosure consistent with Item 22(c)(3) of Schedule 14A:

The following table sets forth the name of each parent of SAA and each person that is expected to own 10% or more of the outstanding voting securities of SAA following the closing of the Transaction, each of whom may be contacted at SAA’s principal business address, 147 East 48th Street, New York, New York, 10017:
Name	% of Voting Securities Held
Abacus and Associates Holdings, LLC*	35.71%
James E. Breece	15.68%
Robert P. Morgenthau	15.68%
John V. Raggio	13.64%
*Frank A. Weil, William S. Weil, and Honor Lassalle serve as the Managers of Abacus and Associates Holdings, LLC.
Comment 15: In the section entitled, “Other Matters,” please clarify if there are multiple classes of shares of the Fund and, if so, which class of shares will be voting on the approval of the Proposals.

Response: Registrant has clarified the disclosure consistent with the Staff’s comment.

Comment 16: In the section entitled, “Other Matters,” please disclose in a table the ownership of Fund shares of the Fund’s directors and executive officers, naming them as of the most recent practicable date. See Item 6(d) of Schedule 14A and Item 403(b) of Regulation S-K.

Response: Registrant has included the following table and attendant disclosure:

The following table reflects the ownership of Fund shares by the Trustees and officers of the Trust, as of the Record Date:

Name	Ownership in the Fund as of June 28, 2019
Independent Trustees
David Tucker	None
Mark D. Moyer	None
Jennifer Brown-Stabley	None
Interested Trustees
Stacey E. Hong	None
Jessica Chase	None
Executive Officers
Karen Shaw	None
Zachary Tackett	None
Dennis Mason	None

Comment 17: Please provide the disclosure required by Item22(c)(10) of Schedule 14A with respect to other similar funds where the adviser acts or may act as investment adviser, if applicable.

Response: Not applicable. The adviser does not manage any fund or other pooled investment vehicle similar to the Fund.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
_________________________
Zachary R. Tackett
cc: Stacy L. Fuller, Esq.
K&L Gates LLP